UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Results Q4 25 and 2025 Cosan

Results Q4 25 and 2025

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São Paulo, March 9, 2026 – COSAN S.A. (B3: CSAN3; NYSE: CSAN) today announces its results for the fourth quarter of 2025 (4Q25) and for the fiscal year ended December 31, 2025, prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons presented in this report consider 4Q25 versus 4Q24 and 2025 versus 2024, except where otherwise indicated.Management Message We concluded 2025 amid a still challenging macroeconomic environment in Brazil. Despite this backdrop, we were able to take fundamental steps towards strengthening Cosan’s capital structure and reducing leverage. We completed the capitalization process and welcomed new strategic shareholders, reinforcing our governance framework and providing long-term capital stability. Across our business portfolio, following a year marked by significant challenges, our controlled companies demonstrated resilience and adaptability in their operational results, which are detailed in Section C. Portfolio Performance. We started 2026 with a simplified organizational structure and the execution of debt prepayments totaling approximately R$6.2 billion. At Compass, we announced the intention to carry out a secondary public equity offering, with a focus on further advancing the reduction of Cosan’s indebtedness. Executive Summary BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Cosan Corporate¹ Net loss (5,803) (9,297) -38% (1,185) n/a (9,722) (9,424) 3 % Adjusted net loss (713) (1,598) -55% (766) -7% (4,006) (943) n/a Expanded Net debt 9,760 23,462 -58% 18,189 -46% 9,760 23,462 -58 % Dividends and IoE received³ 479 1,016 -53% 48 n/a 2,572 4,335 -41 % LTM interest coverage ratio net) 0.9x 1.1x -0.2x 1.0x -0.1x 0.9x 1.1x -0.2x Cosan Portfolio Adjusted EBITDA under management⁴ ⁵ 7,755 7,961 -3% 7,473 4% 26,533 31,045 -15 % Rumo 1,793 1,667 8% 2,313 -23% 8,021 7,713 4 % Compass 1,115 1,493 -25% 1,346 -17% 4,974 5,032 -1 % Moove 292 297 -2% 360 -19% 1,389 1,386 – % Radar 1,404 1,496 -6% 106 n/a 1,785 1,909 -6 % Raízen 3,150 3,227 -2% 3,349 -6% 10,365 13,481 -23 % Other — (219) n/a — n/a — 1,524 n/a Investments⁴ ⁶ Rumo 1,463 1,882 -22% 1,474 -1% 6,096 5,493 11 % Compass 642 713 -10% 593 8% 2,197 2,136 3 % Moove 48 47 1% 24 n/a 146 186 -21 % Raízen 2,345 2,796 -16% 1,692 39% 10,249 12,523 -18 % Other⁷ 4 7 -46% 2 73% 20 20 2 % Notes: (1) Composition of Cosan Corporate, as detailed on page 20; (2) Considers the preferred equity structure of Cosan Dez; further information is available in item B.1 – Indebtedness; (3) Considers the amount prior to distributions to preferred shareholders, net of taxes and of amounts received from other shareholders at Cosan Corporate, including the effects of capital reduction; (4) Considers 100% of the individual results of the businesses, including Raízen S.A.; (5) Adjusted EBITDA excludes non-recurring items, as detailed on page 23 of this report. At Raízen, Adjusted EBITDA is presented ex-IFRS 16; (6) Investments are accounted for on a cash basis and exclude M&A; (7) Considers investments in the other segments: Radar and Cosan Corporate. ;

São Paulo, March 9, 2026 – COSAN S.A. (B3: CSAN3; NYSE: CSAN) today announces its results for the fourth quarter of 2025 (4Q25) and for the fiscal year ended December 31, 2025, prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons presented in this report consider 4Q25 versus 4Q24 and 2025 versus 2024, except where otherwise indicated.Management Message We concluded 2025 amid a still challenging macroeconomic environment in Brazil. Despite this backdrop, we were able to take fundamental steps towards strengthening Cosan’s capital structure and reducing leverage. We completed the capitalization process and welcomed new strategic shareholders, reinforcing our governance framework and providing long-term capital stability.Across our business portfolio, following a year marked by significant challenges, our controlled companies demonstrated resilience and adaptability in their operational results, which are detailed in Section C. Portfolio Performance.We started 2026 with a simplified organizational structure and the execution of debt prepayments totaling approximately R$6.2 billion. At Compass, we announced the intention to carry out a secondary public equity offering, with a focus on further advancing the reduction of Cosan’s indebtedness.Executive SummaryBRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Cosan Corporate¹Net loss(5,803) (9,297) -38% (1,185) n/a (9,722) (9,424) 3 % Adjusted net loss (713) (1,598) -55% (766) -7% (4,006) (943) n/a Expanded Net debt 9,760 23,462 -58% 18,189 -46% 9,760 23,462 -58 % Dividends and IoE received³ 479 1,016 -53% 48 n/a 2,572 4,335 -41 % LTM interest coverage ratio net) 0.9x 1.1x -0.2x 1.0x -0.1x 0.9x 1.1x -0.2x Cosan PortfolioAdjusted EBITDA under management⁴ ⁵ 7,755 7,961 -3% 7,473 4% 26,533 31,045 -15 % Rumo 1,793 1,667 8% 2,313 -23% 8,021 7,713 4 % Compass 1,115 1,493 -25% 1,346 -17% 4,974 5,032 -1 % Moove 292 297 -2% 360 -19% 1,389 1,386 – % Radar 1,404 1,496 -6% 106 n/a 1,785 1,909 -6 % Raízen 3,150 3,227 -2% 3,349 -6% 10,365 13,481 -23 % Other — (219) n/a — n/a — 1,524 n/a Investments⁴ ⁶Rumo 1,463 1,882 -22% 1,474 -1% 6,096 5,493 11 % Compass 642 713 -10% 593 8% 2,197 2,136 3 % Moove 48 47 1% 24 n/a 146 186 -21 % Raízen 2,345 2,796 -16% 1,692 39% 10,249 12,523 -18 % Other⁷ 4 7 -46% 2 73% 20 20 2 % Notes: (1) Composition of Cosan Corporate, as detailed on page 20; (2) Considers the preferred equity structure of Cosan Dez; further information is available in item B.1 – Indebtedness; (3) Considers the amount prior to distributions to preferred shareholders, net of taxes and of amounts received from other shareholders at Cosan Corporate, including the effects of capital reduction; (4) Considers 100% of the individual results of the businesses, including Raízen S.A.; (5) Adjusted EBITDA excludes non-recurring items, as detailed on page 23 of this report. At Raízen, Adjusted EBITDA is presented ex-IFRS 16; (6) Investments are accounted for on a cash basis and exclude M&A; (7) Considers investments in the other segments: Radar and Cosan Corporate

Cosan ended the fourth quarter of 2025 with a net loss of R$5.8 billion, representing a 38% decrease compared to 4Q24. Performance was mainly impacted by non-recurring and non-cash effects related to the impairment (loss on recoverable value) of certain Raízen’s assets, recognized as a result of the application of accounting procedures arising from significant uncertainty regarding its ability to continue as a going concern, due to the imbalance in its capital structure.For the full year, the Company recorded a net loss of R$9.7 billion, largely explained by the loss reported at Raízen. On a year-over-year basis, the 3% variation mainly reflects the recognition of the impairment of Vale shares recorded in 2024.Cosan Corporate’s expanded net debt totaled R$9.8 billion at the end of the quarter, representing a 46% reduction compared to 3Q25. This decrease was mainly driven by the cash inflow in November, resulting from the public offerings and the related capital injection, the sale of Rumo’s shares combined with the execution of a total return swap, and the positive impact of foreign exchange variation on bonds. On the other hand, we began to include the preferred equity structure of Cosan Dez in net debt, as the renegotiated instrument contains a put option clause.During the quarter, the Debt Service Coverage Ratio (DSCR) was 0.9x, a decrease of 0.1x compared to 3Q25.

Contents A. Cosan Corporate Result5A.1 Equity Pickup (MEP)5A.2 G&A and Other6A.3 Financial Result6A.4 Income Tax and Social Contribution7A.5 Net Income7B. Capital Structure and Cash Flow - Cosan Corporate 8B.1 Debt 8B.1.1 Liability Management Strategy8B.1.2 Leverage and Debt Service Coverage Ratio (DSCR)9B.2 Redemption value of preferred shares11B.3 Dividends 11B.4 Statement of Cash Flow 12C. Portfolio Performance 13C.1 Rumo 13C.2 Compass14C.3 Moove14C.4 Radar15C.5 Raízen 16D. Appendices 17Appendix I - Relevant Topics 17Appendix II - Financial Statements18Cosan Consolidated S.A. 18Appendix III - Segments Reported20Cosan Consolidated Accounting Result by Segment21Appendix IV – Reconciliation of EBITDA Adjustments22EBITDA | 4Q2522EBITDA | 202522EBITDA LTM for leverage 23Net profit 23

A. Cosan Corporate ResultThe results of Cosan Corporate, presented on an accounting basis, except where otherwise indicated, are comprised of: (i) the equity pickup from direct and indirect equity interests in subsidiaries, jointly controlled entities and associates – see the chart presented on page 20; (ii) general and administrative expenses of Cosan’s corporate structure and other operating income and expenses, mainly related to contingencies; (iii) net financial result, which reflects the net cost of the Company’s capital structure; and (iv) taxes applicable to the transactions. A.1 Equity Pickup (MEP) BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Rumo 63 (80) 144 124 (61) 257 (292) 549 Compass (Cosan Dez)¹ 187 409 (222) 320 (133) 1,130 1,490 (360) Moove 58 110 (52) 70 (12) 390 276 115 Radar² 396 407 (12) 31 365 496 511 (16) Other — — — 2 (2) 2 — 2 Subsidiaries (a) 704 846 (142) 547 157 2,275 1,985 290 Raízen³ (888) (132) (756) (117) (771) (1,228) (138) (1,090) Raízen (Cosan Nove)³ (6,999) (1,032) (5,967) (912) (6,087) (9,653) (1,080) (8,573) Radar Gestão de Investimentos SA 1 (2) 3 — 1 4 (4) 8 Shared-control company (b) (7,886) (1,166) (6,720) (1,029) (6,857) (10,878) (1,223) (9,655) Associates Companies (c)4 — (4,892) 4,892 — — — (3,148) 3,148 Equity pickup Cosan Corporate (a+b+c) (7,182) (5,212) (1,969) (482) (6,700) (8,602) (2,385) (6,217) Notes: (1) Subsidiary Cosan Dez holds an 88% stake in Compass and is consolidated within Corporate. The effect of preferred shareholders’ interests is presented in the line profit (loss) attributable to non-controlling interests; (2) Result composed of equity interests in Radar, Tellus and Janus, of 50%, 20% and 20%, respectively; (3) Subsidiary Cosan Nove holds a 39.1% stake in Raízen S.A. and is consolidated within Corporate. The effect of the preferred shareholder’s interest is presented in the line profit (loss) attributable to non-controlling interests. In addition, Cosan maintains a direct 5% equity interest in Raízen; (4) Comprised of Vale’s equity pickup results between December 2023 and December 2024.In the fourth quarter of 2025, Cosan Corporate’s equity pickup result was negative at R$7.2 billion, representing a reduction of R$2.0 billion compared to the same period in 2024. This result mainly reflects the non-recurring and non-cash recognition of impairment adjustments on certain Raízen assets, arising from the application of accounting procedures due to significant uncertainty regarding its ability to continue as a going concern.On a year-over-year basis, the negative variation of R$6.2 billion is explained by the same factors that impacted the quarterly result.

A.2 G&A and Other BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Selling, general & administrative expenses¹ (88) (40) (48) (65) (23) (290) (371) 80 Other net operating income (expenses)¹ (270) (122) (148) (7) (262) (111) (511) 400 Depreciation and amortization 9 4 4 5 3 24 16 8 Notes: (1) As of 4Q23, this line item includes the results of pre-operational businesses and other investment projects of Cosan, as well as the intermediate holdings Cosan Oito (until December 2024), Cosan Nove and Cosan Dez. (2) Does not include results from discontinued operations. Cosan Corporate ended this quarter with general and administrative expenses totaling R$88million, an increase of R$48 million compared to the same period of the prior year. This variation mainly reflects the lower comparison base in 4Q24, which benefited from the cumulative recognition of cost sharing accrual related to activities performed by the holding company, in addition to the impact on the fair value of charges related to the Long-Term Incentive Program (LTIP) as from November 2024.For the full year 2025, general and administrative expenses decreased by R$80 million compared to the same period in 2024. This result was driven by the reduction in costs associated with the LTIP, reflecting the decline in the share price, and by the accrual of cost sharing from businesses activities centrally performed.Other operating income (expenses) at Cosan Corporate ended the quarter with an expense of R$270 million. The variation compared to 4Q24 is mainly attributable to the adjustment to the recoverable value of an asset held for sale at the holding company. For the full year, the difference between periods was driven by the impact of the partial divestment of the stake in Vale carried out in 2024. A.3 Financial Result BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Gross debt cost (911) (1,611) 700 (840) (71) (3,123) (4,383) 1,259 Perpetual notes (136) (423) 287 (27) (109) (84) (833) 749 Other debts (Cosan SA and Offshores) (772) (1,188) 416 (812) 40 (3,037) (3,550) 513 Preferred shares Cosan Dez (2) — (2) — (2) (2) — (2) Income from financial investments 361 86 275 127 234 823 324 499 (=) Interest on net debt (550) (1,525) 975 (713) 163 (2,300) (4,059) 1,758 Total Return Swap (TRS) (10) (597) 588 (102) 93 (342) (1,565) 1,223 Other charges and monetary variations¹ (63) 88 (151) (35) (28) (176) 622 (798) Bank charges, fees and other charges² (11) (128) 116 (9) (2) (53) (163) 110 (=) Other effects (84) (637) 553 (146) 62 (570) (1,106) 536 Financial results (634) (2,162) 1,528 (858) 225 (2,870) (5,164) 2,294 Notes: (1) Includes the effects of mark-to-market (MtM) adjustments and the unwind of derivatives, in 1Q24, related to the equity investment in Vale; (2) Includes the pass-through to banks, in the comparative period (2024), related to the equity investment in Vale. The net financial result totaled an expense of R$634million in the quarter, a reduction of R$1.5 billion compared to 4Q24, explained by the following factors: (I) R$700 million reduction in gross debt cost, mainly explained by the positive result from foreign exchange variation on bonds and the lower impact of interest expenses, thanks to the reduction in gross debt. The weighted average cost of Cosan Corporate’s debt in 4Q25 ended at CDI + 0.97%1 p.a., 43 basis points lower than that observed in the fourth quarter of 2024, due to the liability management actions carried out throughout 2025. (II) R$275 million increase in returns on financial investments compared to the same period in 2024, totaling R$361 million, driven by a higher cash balance resulting from the follow-on offering at Cosan and the sale of a partial stake in Rumo alongside with a TRS on Rumo’s shares, carried out in November and December 2025, respectively, in addition to a higher interest rate environment. (III) positive variation of R$553 million in the “other effects” line item compared to the fourth quarter of 2024, resulting in an expense of R$84 million, mainly impacted by the lower devaluation of CSAN3 shares in the Total Return Swap (TRS) in the fourth quarter of 2025.1As of 4Q25, the reported average cost of debt takes into account the cost of Cosan Dez structure and excludes the interest rate swap cost associated with the perpetual bond.

A.4 Income Tax and Social Contribution BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Operating profit (loss) before taxes (8,171) (7,536) (635) (1,412) (6,759) (11,870) (8,429) (3,441) Income and social contribution taxes - nominal rate (%) 34.0% 34.0% 34.0% 34.0% 34.0 % Theoretical expense with income and social contribution taxes 2,778 2,562 216 480 2,298 4,036 2,866 1,170 Equity pickup (2,442) (1,772) (670) (164) (2,278) (2,925) (811) (2,114) Other (184) (2,963) 2,779 (244) 61 (1,706) (3,154) 1,448 Effective expense with income and social contribution taxes 153 (2,173) 2,326 72 81 (595) (1,099) 504 Income and social contribution taxes - effective rate (%) 1.9% -28.8% 5.1% -5.0% -13.0 % Expenses with income and social contribution taxes Current (1) (62) 61 (1) — (2) (107) 105 Deferred 154 (2,111) 2,265 73 81 (593) (991) 399 A.5 Net Income BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Equity Pickup (7,182) (5,212) (1,969) (482) (6,700) (8,602) (2,385) (6,217) General and administrative expenses (88) (40) (48) (65) (23) (290) (371) 80 Other operation income (expenses) (270) (122) (148) (7) (262) (111) (511) 400 Financial results (634) (2,162) 1,528 (858) 225 (2,870) (5,164) 2,294 Income tax 153 (2,173) 2,326 72 81 (595) (1,099) 504 Non-controlling shareholders 2,215 199 2,016 155 2,060 2,743 (137) 2,880 Operation discontinued. — 213 (213) — — — 241 (241) Net loss (5,803) (9,297) 3,494 (1,185) (4,618) (9,722) (9,424) (298) Impairment¹ 5,090 4,814 276 418 4,672 5,716 5,596 120 Provision for deferred Income Tax and Social Contribution on Net Profit expense — 2,885 (2,885) — — — 2,885 (2,885) Adjusted net loss (713) (1,598) 885 (766) 53 (4,006) (943) (3,064) Notes: (1) Further details are provided in Annex IV – Reconciliation of EBITDA and Net Income. Cosan ended the quarter with a net loss of R$5.8 billion, representing an improvement of R$3.5 billion compared to the same period in 2024. This result is mainly linked to effects recognized in the comparative period, specifically the impairment of the investment in Vale, as well as the reversal of provisions for deferred Corporate Income Tax (IR) and Social Contribution on Net Profit (CSLL) expenses. For the full year, the net loss totaled R$9.7 billion, representing a negative variation of R$298.3 million, as explained in item A.1 – Equity Pickup (MEP). Within the loss reported for the year, Raízen accounted for a negative contribution of R$7.6 billion1Excluding non-recurring impairment effects, the result was a loss of R$713 million in the quarter and R$4.0 billion for the year, reflecting the lower contribution from Raízen to equity pickup result (MEP), as described in the section “Portfolio Performance – Raízen”.(1) Excluding the impact of Raízen (R$ 10,878 million) and its non-controlling shareholders (R$ 3,266 million), recognized through Cosan’s equity pickup.

B. Capital Structure and Cash Flow - Cosan Corporate B.1 DebtBRL mn Enterprise 4Q25 4Q24 Change 3Q25 Change Cosan Corporate Debentures¹ Cosan S.A. 12,002 10,988 1,014 11,855 147Bond (Senior Notes 2027) Offshore — 2,476 (2,476) — Bond (Senior Notes 2029) Offshore 2,809 4,639 (1,829) 2,678 131Bond (Senior Notes 2030) Offshore 1,473 3,384 (1,911) 1,450 23 Bond (Senior Notes 2031) Offshore 1,643 3,683 (2,041) 1,616 26 Perpetual bonds Offshore 2,786 3,135 (349) 2,693 93 Commercial Notes Cosan S.A. 1,029 1,020 9 1,032 (4) (-) MTM Cosan S.A. 138 (1,534) 1,672 319 (181) Gross debt (ex-IFRS 16) 21,879 27,790 (5,911) 21,643 236 Preferred shares Cosan Dez Cosan Dez 3,845 — 3,845 — 3,845 Expanded gross debt (Ex-IFRS 16) 25,724 27,790 (2,067) 21,643 4,081 (-) Cash, cash equivalents and Marketable securities (15,964) (4,328) (11,636) (3,453) (12,511) Cash and cash equivalents (15,530) (3,384) (12,146) (2,954) (12,576) Marketable securities (434) (944) 510 (500) 66 Expanded Net debt 2 9,760 23,462 (13,702) 18,189 (8,430) Notes: (1) Net amount of the international capital markets issuance structures; (2) Considers Cosan Dez’s preferred share structure. In the fourth quarter of 2025, Cosan Corporate’s expanded gross debt totaled R$25.7 billion, a reduction of R$2.1 billion compared to 4Q24. This decrease reflects the liability management actions executed throughout 2025, detailed below, as well as the impact on the MTM line, which diminished with the unwinding of the structure and the sale of Vale shares.Cash and cash equivalents ended the quarter at R$16.0 billion, an increase of R$11.6 billion compared to 4Q24. This variation reflects the capital increase carried out in the last quarter of 2025 through the follow-on offering and the transaction involving Rumo shares. Therefore, Cosan Corporate ended the period with expanded net debt of R$9.8 billion.As of this quarter, for managerial purposes, the Company began to include the impacts of the Cosan Dez structure in its indebtedness. Although this is a preferred share structure, the contractual renegotiation incorporated a put option clause in the 5th, 6th, and 7th years, as disclosed through a Material Fact on December 30, 2025. Thus, Cosan Corporate now reports its net debt including the effects of this structure.The average cost of debt ended the period at CDI + 0.97% p.a2, with an average maturity of 5.8 years. In comparison to 4Q24, the average cost of debt declined by 43 basis points.2As of 4Q25, the reported average cost of debt takes into account the cost of Cosan Dez structure and excludes the interest rate swap cost associated with the perpetual bond.B.1.1 Liability Management StrategyThroughout 2025, Cosan executed a consistent liability management strategy, structured around three complementary fronts.Between January and March, the Company carried out active deleveraging initiatives and gross debt reduction measures, including: the early redemption of the 1st series of the 3rd debenture issuance, in the amount of R$750 million; the early redemption of Senior Notes maturing in 2027, totaling R$2.3 billion; the tender offer for the repurchase of Senior Notes maturing in 2029, 2030, and 2031, totaling approximately

R$4.6 billion; and the tender offer for the acquisition of the 5th and 6th debenture issuances, amounting to R$1.1 billion.Also in March, the Company advanced in optimizing its financial liabilities through its 12th debenture issuance, totaling R$2.4 billion, contributing to the extension of its debt maturity profile and a reduction in the cost of debt. In the same month, we carried out the partial redemption of Cosan Nove in the amount of R$2.2 billion.In the second half of the year, the Company enhanced its capital structure by completing a follow-on offering totaling R$10.5 billion, improved financial flexibility through the sale and structuring of a Total Return Swap (TRS) on Rumo shares amounting to R$2.8 billion, and achieved cost optimization via a renegotiation of Cosan Dez preferred shares equity instrument.Below, we present the chart showing the principal amortization schedule of the Company’s debt as of December 31, 2025, with an average maturity of approximately 5.8 years (versus 5.9 years in 3Q25).Notes: (1) Includes only the principal amount of debt, excluding interest and MTM, and considers the Perpetual Notes allocated to the 2036+ maturity bucket, in the amount of R$ 2,751 million; (2) Includes all debts detailed in Cosan’s 4Q25 Earnings Release, including Cosan Dez; (3) As of 4Q25, the reported average cost of debt takes into account the cost of Cosan Dez structure and excludes the interest rate swap cost associated with the perpetual bond.B.1.2 Leverage and Debt Service Coverage Ratio (DSCR) BRL mn 4Q25 4Q24 Change 3Q25 Change Gross debt (a) 100,678 90,082 12% 97,821 3 % Cosan Corporate 21,879 27,790 -21% 21,643 1 % Business 78,799 62,292 26% 76,179 3 % Cash, cash equivalents and Marketable securities (b) (38,890) (25,940) 50% (25,746) 51 % Cosan Corporate (15,964) (4,328) n/a (3,453) n/a Business (22,926) (21,612) 6% (22,293) 3 % Net debt for leverage calculation¹ (c = a - b) 61,788 64,142 -4% 72,075 -14 % EBITDA LTM2 (d) 15,753 16,721 -6% 14,637 8 %Effect of lease liabilities (IFRS 16) (1,914) (2,525) -24% (1,922) - %Adjusted LTM EBITDA 3,4 (ex-IFRS 16) (g) 19,758 22,017 -10% 19,570 1 %Pro forma Leverage (h = c / g) 3.1x 2.9x 0.2x 3.7x -0.6xNotes: (1) Pro forma net debt, i.e., includes 50% of the amounts related to Raízen and excludes lease liabilities (IFRS 16); (2) Last twelve months EBITDA on a pro forma basis, i.e., includes 50% of Raízen with no non-recurring adjustments; (3) Excludes non-recurring impairment effects at Cosan Corporate and Rumo; (4) Excludes the effects of settlement agreements in the comparative periods; (5) Leverage calculated for covenant purposes stood at 2.85x.BRL mn 4Q25 4Q24 Change 3Q25 ChangeExpanded Net debt (h) 65,633 64,142 2% 72,075 -9 %Adjusted LTM EBITDA (ex-IFRS 16) (g) 19,758 22,017 -10% 19,570 1 %Expanded pro forma Leverage (i=h/g) 3.3x 2.9x 0.4x 3.7x -0.4x

The Company ended the quarter with expanded pro forma leverage of 3.3x, a decrease of 0.4x compared to 3Q25. This reduction reflects the lower net debt balance, mainly driven by a higher cash and cash equivalents position. Cosan Corporate - BRL mn 4Q25 4Q24 Change 3Q25 Change Dividends and interest on capital received LTM¹ 2,572 4,335 (2,096) 3,110 (861) Cosan Nove and Dez PNs (1,117) (784) (333) (793) (324) Net Dividends and Interest on Capital received LTM (a) 1,455 3,551 (2,096) 2,316 (861) Net Interest paid LTM².3 (b) 1,662 3,164 (1,502) 2,298 (636) Debt Interest Coverage Ratio (c = a / b) 0.9x 1.1x -0.2x 1.0x -0.1x Notes: (1) Reconciliation in the dividend table in item B.3 Dividends; (2) Includes payment of interest, derivatives linked to debts, and bank derivative expenses; (3) Net financial income starting from 1Q25. Since 4Q23, the Company has disclosed the Cosan Corporate debt service coverage ratio (DSCR) for the last twelve months, calculated as the ratio between:• Net dividends / interest on equity (IoE) received LTM: dividends, IoE, and capital reductions received, net of dividends paid to preferred shareholders over the last twelve months; and• Net interest paid LTM: considers cash yields, interest paid, and interest-related derivatives paid over the last twelve months.In 4Q25, the DSCR stood at 0.9x, a decrease of 0.1x compared to 3Q25, reflecting the lower volume of dividends received over the last twelve months.

B.2 Redemption value of preferred shares Aiming to facilitate understanding and enhance transparency, we present in the table below the updated redemption values of Cosan Nove and Cosan Dez preferred shares as of the end of 4Q25. The calculation is based on the initial investment amount adjusted by a CDI + spread rate, less dividends paid and any early redemptions to non-controlling preferred shareholders. (For further information, please refer to Note 5.12 – Financial Risk Management and Note 5.13 – Repurchase Obligation of Shares of a Subsidiary in the Financial Statements as of December 31, 2025).BRL mn Initial financial rescue value of preferred shares. Update Value redeemed from preferred shares¹ Dividends paid² Updated financial rescue value on 12/31/2025Cosan Nove 4,115 1,388 (2,169) (845) 2,489Cosan Dez³ 4,000 2 — — 4,002Note: (1) On March 31, 2025, the Company redeemed a portion of the preferred shares issued by Cosan Nove S.A., originally subscribed by Itaú in December 2022, in the total amount of R$ 2.2 billion, resulting in Cosan’s ownership interest in Cosan Nove increasing to 87.27%; (2) Includes the effects of the capital reduction; (3) As of 4Q25, Cosan Dez began to impact the Indebtedness and Financial Result tables due to the put option clause provided for in the contractual arrangement.B.3 DividendsBelow, we present the cash-based reconciliation of dividends and interest on equity (IoE) received by Cosan Corporate, detailed by investee, as well as the dividends paid by Cosan to its shareholders.BRL mn 4Q25 4Q24 Change 2025 2024 ChangeDividends and interest on capital received (a)¹ 479 1,016 -53% 2,572 4,335 -41 % Raízen — — n/a 46 294 -84 % Compass (Cosan Dez) 440 880 -50% 1,760 2,200 -20 % Rumo — — n/a 456 52 n/a Moove — — n/a — 639 n/a Radar 39 136 -72% 211 257 -18 % Other — — n/a 100 893 -89 % Dividends and interest on capital paid (624) (116) n/a (1,301) (1,623) -20 % For shareholders of Cosan S.A. — — n/a — (839) n/a For Preferential shareholders (b) (624) — n/a (995) (668) 49 % Cosan Nove — — n/a (371) (65) n/a Cosan Dez (624) — n/a (624) (603) 3 % Preferred shareholders Capital reduction (c) — (116) -100% (306) (116) n/a Net dividends received (d) = (a) - (b) - (c) (145) 900 n/a 1,272 3,551 -64 % Notes: (1) Includes the effects of capital reduction.

B.4 Statement of Cash Flow BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 Change Sources 17,552 1,016 16,536 48 17,504 28,557 6,431 22,126 Dividends/IoE received¹ 479 1,016 (537) 48 431 2,572 4,335 (1,762)bPortfolio management: divestments 6,793 — 6,793 — 6,793 15,704 2,096 13,608 Portfolio management: capital raising 10,280 — 10,280 — 10,280 10,280 — 10,280 Uses (4,988) (1,439) (3,549) (563) (4,425) (9,415) (5,727) (3,688) Interest and other financial expenses (682) (549) (133) (703) 21 (2,401) (3,055) 654 Operating cash flow 185 (131) 317 141 44 366 (235) 601 Portfolio management: acquisitions, investments & buybacks (3,867) (637) (3,230) — (3,867) (6,070) (801) (5,268) Portfolio management: capex (1) (6) 5 (1) — (10) (13) 4 Dividend distribution — — — — — — (839) 839 preferential distribution (624) (116) (508) — (624) (1,301) (784) (517) Managerial Cash generation/consumption 12,564 (423) 12,987 (515) 13,079 19,142 704 18,438 Liability management — 2,490 (2,490) — — (6,525) 22 (6,548) Collections — 2,490 (2,490) — — 2,443 6,868 (4,425)Principal amortization — — — — — (8,968) (6,845) (2,123)Other cash effects² (61) (228) 166 — (62) (837) (171) (666) Exchange variation on cash and cash equivalents 8 42 (34) (6) 15 (144) 103 (247) Excess/Cash consumption) 12,511 1,882 10,629 (521) 13,032 11,636 658 10,977 Cash, cash equivalents and Marketable securities, initial 3,453 2,447 1,007 3,975 (521) 4,328 3,670 658 Cash, cash equivalents and Marketable securities, final 15,964 4,328 11,636 3,453 12,511 15,964 4,328 11,636 Notes: (1) Includes the effects of capital reduction; (2) Mainly attributable to the cash flow effects of non-debt-related derivative instruments. In the fourth quarter of 2025, the main cash movements were as follow: Sources: (i) R$10.3 billion under “portfolio management: capital increase,” related to the net proceeds from the follow-on offering carried out in November 2025; and (ii) R$6.8 billion under “portfolio management: divestments,” related to the amounts from the TRS transaction on Rumo shares and the renegotiation of Cosan Dez preferred shares. Cosan Corporate ended the quarter with a cash position of R$16.0 billion.

C. Portfolio PerformanceWe present below Cosan's EBITDA under management, which includes (i) 100% of the subsidiaries’ results and the joint venture entities, including Rumo, Compass, Moove, Radar, and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in the associate company Vale, accountedvia equity pickup method until 4Q25.BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeEBITDA under management¹ 7,755 7,961 -3% 7,473 4% 26,533 31,045 -15 %Rumo 1,793 1,667 8% 2,313 -23% 8,021 7,713 4 %Compass 1,115 1,493 -25% 1,346 -17% 4,974 5,032 -1 %Moove 292 297 -2% 360 -19% 1,389 1,386 - %Radar 1,404 1,496 -6% 106 n/a 1,785 1,909 -6 %Raízen (100%) 3,150 3,227 -2% 3,349 -6% 10,365 13,481 -23 %Other — (219) n/a — n/a — 1,524 n/aNotes: (1) Adjusted EBITDA for one-off effects detailed on page 23 of this report, where applicable.C.1 Rumo Indicators 4Q25 4Q24 Change 3Q25 Change 2025 2024 Changeolume transported (mn RTK) 22,852 19,899 15% 23,428 -2% 84,198 79,847 5 %North Operation 18,523 16,231 14% 18,671 -1% 68,181 63,615 7 %South Operation 3,203 2,560 25% 3,636 -12% 11,782 12,072 -2 %Container 1,125 1,108 2% 1,121 – % 4,235 4,160 2 %Yield (R$/000 RTK) 135 152 -11% 152 -11% 152 161 -5 %Adjusted EBITDA (BRL mn) 1,793 1,667 8% 2,313 -23% 8,021 7,713 4 %Net income (loss) 213 (259) n/a 416 -49% 865 (949) n/aInvestments² (BRL mn) 1,463 1,882 -22% 1,474 -1% 6,096 5,493 11 %Notes: (1) Adjusted EBITDA for one-off effects detailed on page 23 of this report, where applicable; (2) Investments reported on a cash basis; include contracts with customers (IFRS 15) and excludes M&A.In the quarter, Rumo reported transported volume of 22.9 billion RTK, an increase of 15% compared to 4Q24, mainly reflecting (i) higher grain and sugar shipments across both operations; and (ii) growth in bauxite transportation in the Northern Operation. For the full year, total volume reached 84.2 billion RTK, representing a 5% increase. The Northern Operation continued to serve as the primary source of growth, driven by the introduction of new logistics flows for pulp, liquid fuels, and bauxite, alongside increased volumes within the grain portfolio.Adjusted EBITDA totaled R$1.8 billion in 4Q25, an increase of 8% compared to 4Q24. For the full year, the indicator reached R$8.0 billion, up 4%. The company's annual performance was largely driven by increased transport volumes and careful cost control.Investments totaled R$1.5 billion in the quarter, a 22% reduction compared to the previous period. In 2025, investments increased by 11%, reflecting the execution pace of the Company’s strategic projects.The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/.

C.2 CompassIndicators 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeVolume of natural gas distributed (000' cbm) 1,295 1,319 -2% 1,391 -7% 5,277 5,101 3 %Comgás 1,042 1,063 -2% 1,113 -6% 4,225 4,250 -1 %Other gas distributors 253 257 -1% 279 -9% 1052 851 24 %Marketing & Services 437 269 63% 397 10% 1,528 708 n/aEBITDA (BRL mn) 1,115 1,493 -25% 1,346 -17% 4,974 5,032 -1 %Net income (loss) 255 739 -66% 432 -41% 1,460 2,122 -31 %Investments¹ (BRL mn) 642 713 -10% 593 8% 2,197 2,136 3 %Notes: (1) Investments reported on a cash basis; include contracts with customers (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis.In the fourth quarter, natural gas distributed volume was 2% lower than that reported in 4Q24, mainly impacted by the ceramics sector, due to elevated inventory levels, and by the automotive sector, given lower price competitiveness compared to other fuels. On the other hand, the residential segment posted growth, driven by a strong pace of new connections, milder temperatures, and improved performance in the commercial segment. For the full year, volume increased by 3%, with growth across all segments except automotive. In Marketing & Services, both in 4Q25 and in 2025, results reflected Edge’s expansion in the free market, in line with the strategy to diversify sourcing channels.EBITDA reached R$1.1 billion in the quarter. For full-year 2025, EBITDA remained broadly stable year over year, mainly impacted by the divestment of the Norgás subsidiary (completed in November 2024), and partially offset by an improved mix and tariff adjustments in gas distribution, as well as stronger performance from Edge in the free market and load optimization initiatives.Investments declined by 10%, primarily directed toward the expansion of natural gas distribution operations and the final phase of Edge’s development projects. For the year, CAPEX remained in line with that recorded in the same period of the previous fiscal year.The Financial Statements and Earnings Release of Compass are available at: compassbr.com.C.3 MooveIndicators 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeVolume - lubricant sales¹ (000 m³) 147 156 -6% 163 -10% 597 644 -7 %Net sales revenue (BRL mn) 2,280 2,596 -12% 2,452 -7% 9,320 10,248 -9 %Adjusted EBITDA (BRL mn) 292 297 -2% 360 -19% 1,389 1,386- %Adjusted EBITDA Margin (%) 12.8% 11.4% 1,4 p.p. 14.7% -1,8 p.p. 14.9% 13.5% 1,4 p.p.Net income (loss) 83 158 -47% 100 -17% 558 394 42%Investments (BRL mn) 48 47 1% 24 n/a 146 186 -21 %Notes: (1) Considers the volume of lubricants and base oils sold; (2) Excludes one-off effects detailed on page 23 of this report, where applicable.Moove EBITDA totaled R$292 million in 4Q25, a slight decrease of 2% compared to 4Q24, with highlights including the stabilization of the new operational ecosystem in South America and the completion of the insurance claim settlement process related to the Rio de Janeiro plant. For full-year of 2025, EBITDA reached R$1.4 billion, in line with the previous year. With respect to sales volumes, there was a 7% year-over-year decline in 2025, reflecting operational impacts resulting from the fire at the Rio de Janeiro plant.Regarding investments, the Company has been executing operational improvement projects across its manufacturing and distribution platform in Brazil and abroad, without setbacks and in line with its historical investment range

C.4 RadarStatement of income for the fiscal year - BRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeNet revenue 185 830 -78% 132 40% 654 1,442 -55 %Cost of sales (50) (583) -91% — n/a (82) (747) -89 %Gross profit 135 246 -45% 132 2% 572 695 -18 %Selling expenses (25)c(23) 8% (25) -1% (96) (73) 31 %Other operation income (expenses), net 1,316 1,271 3% (2) n/a 1,309 1,265 3 %Financial results 14 20 -31% 16 -13% 63 28 n/aEquity Pickup (21) 2 n/a — n/a — 22 n/aIncome tax (125) (79) 57% (19) n/a (186) (130) 43 %Net profit 1,293 1,437 -10% 103 n/a 1,661 1,806 -8 %Financial results (14) (20) -31% (16) -13% (63) (28) n/aExpenses with income and social contribution taxes 125 79 57% 19 n/a 186 130 43 %EBITDA 1,404 1,496 -6% 106 n/a 1,785 1,909 -6 %Radar reported EBITDA of R$1.4 billion in the quarter, a 6% decrease compared to 4Q24. For the full year, EBITDA declined by 6% versus 2024, mainly reflecting the lower number of sales of agricultural properties in the portfolio. At the end of 2025, land value was estimated at R$17.9 billion, based on a revaluation supported by technical reports, market data, and quotes from potential transactions, of which approximately R$5.5 billion corresponds to Cosan’s stake.

C.5 RaízenIndicators 4Q25 4Q24 Change 3Q25 Change 2025/26 2024/25 ChangeCrushed sugarcane (mn tons) 11 14 -23% 35 -70% 70 78 -9 %Agricultural productivity (TRS/ha) 9 9 1% 10 -12% 10 11 -8 %Ethanol sales volume (000' m³) 778 895 -13% 817 -5% 2,091 2,540 -18 %Price of own ethanol¹ (R$/m³) 3,007 2,767 9% 3,002 - % 3,002 2,732 10 %Sugar sales volume (000 tons) 1,328 1,168 14% 1,504 -12% 3,828 4,037 -5 %Price of own sugar² (R$/ton) 2,169 2,470 -12% 2,451 -12% 2,389 2,576 -7 %Volume of fuel distribution (000 m³)² 9,410 8,786 7% 9,227 2% 27,112 26,201 3 %Notes: (1) Raízen’s average ethanol price is composed of the price of own-produced ethanol sold and the margin from resale and commercialization operations; (2) Total volume for the fuel distribution segment, with Brazil volumes disclosed in accordance with Sindicom’s methodology.BRL mn 4Q25 4Q24 Change 3Q25 Change 2025/26 2024/25 ChangeAdjusted EBITDA 3,150 3,227 -2% 3,349 -6% 8,389 9,534 -12 %Ethanol, Sugar and Bioenergy (ESB) 1,229 1,821 -33% 1,852 -34% 3,944 5,452 -28 %Fuel distribution 2,219 1,722 29% 1,771 25% 5,307 4,974 7 %Other Segments (298) (316) -6% (274) 8% (861) (892) -3 %Net income (loss) (15,594) (2,616) n/a (2,352) n/a (19,759) (1,768) n/aInvestments² 2,345 2,796 -16% 1,692 39% 5,742 7,403 -22 %Notes: (1) Excludes one-off effects detailed on page 23 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A.In 4Q25, Raízen’s adjusted EBITDA totaled R$3.2 billion, a 2% decline compared to 4Q24 and a 12% decrease in the nine-month comparison of the crop year. The result mainly reflected the lower contribution from the ESB segment, due to reduced ethanol sales, lower sugar prices, and a smaller contribution from energy results. These effects were partially offset by stronger performance in Fuel Distribution in Brazil, the recovery of margins in Argentina following the refinery modernization, and efficiency gains resulting from cost discipline and organizational review.Investments declined by 16% in the quarter and by 22% in the year-to-date period, in line with the company’s investment plan.The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br.

D. AppendicesAppendix I - Relevant TopicsBelow are the main topics disclosed up to the date of publication of this report.Bond and Debenture Transactions in 2026In January 2026, the Company announced (i) the early call of the 2029 Bonds, with full redemption of the principal amount of approximately US$504.2 million; and (ii) the full early redemption of the 1st series of the 4th debenture issuance and the 6th debenture issuance, with a total gross amount to be paid of approximately R$588.8 million. In addition, the Company completed the full redemption of the 2030 and 2031 Bonds, with principal amounts totaling US$269.3 million and US$300 million, respectively. These transactions are part of the Company’s liability management process, as provided for in the documentation of the public offerings carried out in 2025, with a focus on reducing indebtedness and financial costs, as well as enhancing its capital structure. Further information is available in the announcements disclosed by Cosan.

Appendix II - Financial StatementsCosan Consolidated S.A.Statement of income for the fiscal year - BRL mln 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeNet sales revenue 9,614 11,768 -18% 10,664 -10% 40,419 43,951 -8 %Cost of sales (6,633) (8,361) -21% (6,936) -4% (27,243) (30,236) -10 %Gross profit 2,981 3,408 -13% 3,728 -20% 13,176 13,715 -4 %Selling expenses (1,162) (1,122) 4% (1,140) 2% (4,378) (4,421) -1 %Other operation income (expenses), net 1,247 858 45% 91 n/a 1,668 (1,606) n/aOther operation income (expenses) 1,741 1,329 31% 408 n/a 3,161 1,550 n/aImpairment loss (494) (472) 5% (317) 56% (1,494) (3,155) -53 %Financial results (1,905) (3,031) -37% (2,180) -13% (7,791) (8,750) -11 %Interest in earnings of investees (7,831) (6,032) 30% (965) n/a (10,665) (4,183) n/aInterest in earnings (7,831) (1,360) n/a (965) n/a (10,665) 489 n/aImpairment loss in an associate — (4,672) n/a — n/a — (4,672) n/aIncome tax (187) (2,805) -93% (367) -49% (2,203) (3,191) -31 %Results attributed to non-controlling shareholders 1,053 (815) n/a (351) n/a 472 (1,262) n/aOperation discontinued. — 242 n/a — n/a — 274 n/aNet income (loss) (5,803) (9,297) -38% (1,185) n/a (9,722) (9,424) 3 %Balance sheet - BRL mn 4Q25 3Q25Cash and cash equivalents 27,244 12,898Marketable securities 2,588 3,203Other current assets 10,256 10,784Current assets 40,088 26,886Marketable securities 404 336Financial instruments and derivatives 1,956 1,655Investments 1,782 9,618Investment property 18,222 16,489Property plant and equipment 26,796 25,299Intangible assets 26,707 26,476Other non-current assets 19,164 18,980Non-current assets 95,030 98,853Total assets 135,118 125,739Loans and financing - LT 3,919 3,890Financial instruments and derivatives - LT 1,909 2,151Trade payable 4,079 4,072Wages and salaries payable 772 694Other current liabilities 4,870 4,168Current liabilities 15,548 14,974Loans and financing 60,308 57,024Financial instruments and derivatives 771 859Other non-current liabilities 27,480 20,828Non-current liabilities 88,560 78,711Total liabilities 104,108 93,685Shareholders’ equity 31,010 32,054Total liabilities and shareholders' equity 135,118 125,739

Cash flow statement - BRL mn 4Q25 4Q24 Change 3Q25 ChangeEBITDA (3,835) (1,679) n/a 2,714 n/aNon-cash effects / adjustment in the result 6,780 5,027 35% 1,438 n/aVariation in assets and liabilities (172) (7) n/a (644) -73 %Operating financial result 770 453 70% 615 25 %Operating cash flow (a) 3,543 3,794 -7% 4,123 -14 %CAPEX (2,156) (2,649) -19% (2,093) 3 %Dividends received 34 45 -25% 37 -9 %Other investments (176) (266) -34% (361) -51 %Cash flow from investing (b) (2,299) (2,870) -20% (2,417) -5 %Cost of debt 2,673 3,677 -27% 959 n/aPrincipal amortization (540) (1,387) -61% (359) 50 %Dividends paid (d) (889) (661) 35% (102) n/aInterest payment (1,284) (1,244) 3% (1,088) 18 %Lease payments under IFRS 16 (252) (228) 11% (424) -40 %Derivatives (686) (139) n/a (736) -7 %Other borrowings 13,493 (213) n/a (9) n/aCash flow from financing (c) 12,514 (195) n/a (1,758) n/aImpact of foreign exchange variation and MtM of shares on cash and cash equivalents balances. 40 137 -71% (87) n/aNet cash generated during the period 13,799 866 n/a (139) n/aFree cash flow to equity (FCFE) (a+b+cd) 14,648 1,390 n/a 50 n/a

.

Appendix III - Segments ReportedCosan Corporate: reconciliation of the corporate structure which comprises: (i) senior management and corporate teams that incur general and administrative (G&A) expenses and other operating income (expenses), including pre-operational investments; (ii) equity pickup of assets; and (iii) financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Nove and Cosan Dez), and offshore financial companies, among other expenses.Rumo: Brazil’s largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. Rumo ("RAIL3") has been listed since 2015 in B3's Novo Mercado segment.Compass: Compass was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has Comgás and Commit, which holds stakes in concessionaires in different states. The Marketing & Services portfolio, through the Edge brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.Moove: Based in Brazil, Moove produces, formulates, and distributes lubricants, base oils, and specialties, with operations in 11 countries across South America, North America, and Europe. The company distributes and sells products under the Mobil brand and various proprietary brands for different segments, including industrial, commercial, and passenger/cargo vehicles.Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as along with the portfolio manager, represented by the JV with Nuveen, formed in March 2024. Radar is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential, encompassing around 303,000 hectares located in eight Brazilian states.Raízen: A joint venture created by Cosan and Shell in 2011. Raízen is an integrated bioenergy company with a broad portfolio of renewable products and decarbonization solutions. Since August 2021, Raízen has been listed on B3 under the ticker "RAIZ4".Ethanol, Sugar, and Bioenergy (ESB) is comprised by the production, sourcing, marketing, and trading of sugar and ethanol, as well as the generation, marketing, and trading of bioenergy (mainly biomass and solar). Fuel Distribution – Brazil includes the distribution of fuels, production, and sale of Shell lubricants. Fuel Distribution - Argentina encompasses refining and production of derivatives, fuel distribution, production and sale of Shell lubricants, Shell Select convenience stores, and the results of the operation in Paraguay.

Others includes general and administrative expenses of Raízen's corporate structure, the results of proximity and convenience, other associates not related to the core business, and the Financial Services Unit.Cosan Consolidated Accounting Result by SegmentBelow, we present the results for 4Q25 and full-year 2025 by business unit, as previously detailed, as well as on a consolidated basis. All information reflects the consolidation of 100% of the subsidiaries’ results, regardless of Cosan’s ownership interest, as the Company holds control over these entities, except for Raízen (IFRS 10 – for further information, see note 9.1 to the Financial Statements). It is important to clarify that Cosan Corporate represents a reconciliation composed of the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 20. The tables below reflect the full set of information disclosed in the Company’s Financial Statements. For EBITDA reconciliation and consolidation purposes, “Adjustments and Eliminations” reflect the elimination of intercompany transactions among all businesses controlled by Cosan.Results by business unit Cosan Corporate Rumo Compass Moove Radar Raízen Raízen Deconsolidation Eliminations Cosan S.A.4Q25 Net revenue 2 3,350 3,798 2,280 185 60,392 (60,392) (1) 9,614Cost of goods and services sold — (2,013) (2,812) (1,759) (50) (57,844) 57,844 1 (6,633)Gross profit 2 1,337 986 521 135 2,547 (2,547) — 2,981Selling expenses — (15) (54) (371) — (1,363) 1,363 — (440)General and administrative expenses (88) (167) (253) (188) (25) (649) 649 — (722)Other operation income (expenses), net (270) (135) 106 230 1,316 (7,475) 7,475 — 1,247Equity Pickup (7,182) 26 28 — (21) (43) 43 (683) (7,831)Depreciation and amortization 9 519 302 100 — 2,575 (2,575) — 930EBITDA (7,529) 1,565 1,115 292 1,404 (4,408) 4,408 (683) (3,835)Depreciation and amortization (9) (519) (302) (100) — (2,575) 2,575 — (930)Financial results (634) (722) (481) (82) 14 (2,327) 2,327 — (1,905)Income tax 153 (111) (78) (27) (125) (6,284) 6,284 — (187)Results attributed to non-controlling shareholders 2,215 (150) (68) (25) (919) 90 (90) — 1,053Net income (loss) (5,803) 63 187 58 375 (15,503) 15,503 (683) (5,803)Results by business unit Cosan Corporate Rumo Compass Moove Radar Raízen Raízen Deconsolidation Eliminations Cosan S.A.2025Net sales revenue 3 13,848 16,604 9,320 654 232,247 (232,247) (11) 40,419Cost of sales — (7,562) (12,573) (7,036) (82) (223,040) 223,040 11 (27,243)Gross profit 3 6,286 4,031 2,284 572 9,207 (9,207) – 13,176Selling expenses – (58) (231) (1,561) – (6,034) 6,034 – (1,850) General and administrative expenses (290) (637) (848) (656) (96) (2,352) 2,352 – (2,528) Other operation income (expenses), net (111) (1,104) 658 916 1,309 (7,965) 7,965 – 1,668 Equity Pickup (8,602) 94 116 – – (202) 202 (2,273) (10,665) Depreciation and amortization 24 2,213 1,248 406 – 9,707 (9,707) – 3,891 EBITDA (8,977) 6,793 4,974 1,389 1,785 2,360 (2,360) (2,273) 3,691Depreciation and amortization (24) (2,213) (1,248) (406) – (9,707) 9,707 – (3,891)Financial results (2,870) (3,025) (1,638) (322) 63 (9,130) 9,130 – (7,791)Income tax (595) (689) (629) (104) (186) (5,839) 5,839 – (2,203)Results attributed to non-controlling shareholders 2,743 (608) (330) (168) (1,165) 58 (58) — 472Net income (loss) (9,722) 257 1,130 390 496 (22,257) 22,257 (2,273) (9,722)

Appendix IV – Reconciliation of EBITDA Adjustments With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, plus the adjustments indicated in the table, following the criteria below:EBITDA | 4Q254Q25 Cosan Corporate Rumo Compass Moove Radar Raízen JV deconsolidation Eliminations Cosan S.A.BRL mn Net income (loss) (5,803) 63 187 58 375 (15,503) 15,503 (683) (5,803)Results attributed to non-controlling shareholders (2,215) 150 68 25 919 (90) 90 — (1,053)Income tax (153) 111 78 27 125 6,284 (6,284) — 187Financial results 634 722 481 82 (14) 2,327 (2,327) — 1,905Depreciation and amortization 9 519 302 100 — 2,575 (2,575) — 930EBITDA (7,529) 1,565 1,115 292 1,404 (4,408) 4,408 (683) (3,835)Assets arising from contracts with customers (IFRS 15) — — — — — 158 (158) — —Change in biological asset (IAS 40) — — — — — 385 (385) — —Leases (IFRS 16) — — — — — (964) 964 — —Specific effects 266 228 — — — 7,980 (7,980) — 494Adjusted EBITDA (7,263) 1,793 1,115 292 1,404 3,150 (3,150) (683) (3,341)• Cosan: Fair value adjustment of available-for-sale assets.• Rumo:Non-recurring effects: impairment provision in the amount of R$228 million related to the Southern Network (Malha Sul), with no cash impact.• Raízen:Non-recurring effects: mainly resulting from the recognition of impairment adjustments on certain assets, arising from the application of accounting procedures due to significant uncertainty regarding the continuity of operations (going concern), driven by an imbalance in their capital structure.EBITDA | 20252025 Cosan Corporate Rumo Compass Moove Radar Raízen JV deconsolidation Eliminations Cosan S.A.BRL mn Net income (loss) (9,722) 257 1,130 390 496 (22,257) 22,257 (2,273) (9,722)Results attributed to non-controlling shareholders (2,743) 608 330 168 1,165 (58) 58 — (472)Income tax 595 689 629 104 186 5,839 (5,839) — 2,203Financial results 2,870 3,025 1,638 322 (63) 9,130 (9,130) — 7,791Depreciation and amortization 24 2,213 1,248 406 — 9,707 (9,707) — 3,891EBITDA (8,977) 6,793 4,974 1,389 1,785 2,360 (2,360) (2,273) 3,691Agreements — — — — — 255 (255) — —Assets arising from contracts with customers (IFRS 15) — — — — — 626 (626) — —Change in biological asset (IAS 40) — — — — — 1,608 (1,608) — —Leases (IFRS 16) — — — — — (4,736) 4,736 — —Specific effects 60 1,228 — — — 10,252 (10,252) — 1,287Adjusted EBITDA (8,917) 8,021 4,974 1,389 1,785 10,365 (10,365) (2,273) 4,978• Cosan:Realization of previously deferred results from the sale of Vale shares and fair value adjustment of available-for-sale asset.• Rumo: Specific effects: provision for impairment in the amount of R$1.228 million in the Southern Operation, with no cash effect.

• Raízen:Non-recurring effects: mainly resulting from the recognition of impairment adjustments on certain assets, due to the application of accounting procedures arising from significant uncertainty regarding the Company’s ability to continue as a going concern, stemming from an imbalance in its capital structure.EBITDA LTM for leverage2025 Cosan Corporate Rumo Compass Moove Radar Raízen Cosan S.A.BRL mnNet income (loss) (9,722) 257 1,130 390 496 (11,129) (9,722)Results attributed to non-controlling shareholders (2,743) 608 330 168 1,165 (29) (748)Income tax 595 689 629 104 186 2,919 5,122Financial results 2,870 3,025 1,638 322 (63) 4,565 12,356Depreciation and amortization 24 2,213 1,248 406 — 4,853 8,744EBITDA CVM LTM (8,977) 6,793 4,974 1,389 1,785 1,180 15,753(-) IFRS 16 (10) (777) (208) (111) — (808) (1,914)EBITDA CVM LTM (ex-IFRS 16) (8,987) 6,016 4,766 1,279 1,784 373 13,839Agreements — — — — — 128 128Impairment 266 1,228 — — — 4,298 5,791Adjusted EBITDA CVM LTM (ex-IFRS 16) (8,721) 7,244 4,766 1,279 1,784 4,798 19,758Net profitBRL mn 4Q25 4Q24 Change 3Q25 Change 2025 2024 ChangeEquity Pickup (7,182) (5,212) (1,969) (482) (6,700) (8,602) (2,385) (6,217)General and administrative expenses (88) (40) (48) (65) (23) (290) (371) 80Other operation income (expenses) (270) (122) (148) (7) (262) (111) (511) 400Financial results (634) (2,162) 1,528 (858) 225 (2,870) (5,164) 2,294Income tax 153 (2,173) 2,326 72 81 (595) (1,099) 504Non-controlling shareholders 2,215 199 2,016 155 2,060 2,743 (137) 2,880Operation discontinued. — 213 (213) — — — 241 (241)Net loss (5,803) (9,297) 3,494 (1,185) (4,618) (9,722) (9,424) (298)Impairment¹ 5,090 4,814 276 418 4,672 5,716 5,596 120Cosan Corporate 266 4,672 (4,407) — 266 266 4,672 (4,407)Impairment Rumo SA 69 141 (72) 96 (27) 372 924 (552)Impairment Raízen S.A. 4,755 — 4,755 322 4,433 5,078 — 5,078 Provision for deferred Income Tax and Social Contribution on Net Profit expense — 2,885 (2,885) — — — 2,885 (2,885)Adjusted net loss (713) (1,598) 885 (766) 53 (4,006) (943) (3,064)• Cosan: In 2025: fair value adjustment of an asset classified as available for sale;In 2024: impairment related to the divestment of the stake in Vale.• Rumo: Impairment provision related to the Southern Operation, arising from the climate event that occurred in Rio Grande do Sul.• RaízenImpairment related to the going concern assessment and to assets classified as available for sale. Excludes the portion of the impairment that impacted the results attributable to non-controlling shareholders of Cosan Nove.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer